0-13722

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20949

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D)
OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to ____________.

SKF INC

PROCESSED
JUL 0 3 2006
THOMSON
FINANCIAL

Commission File Number 33-42942

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AB SKF
S 415-50
Gothenburg, Sweden

An Exhibit Index is included in this Form 11-K

REQUIRED INFORMATION

The SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A (the "Plan") is a plan that is subject to the Employees Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 2005 and December 31, 2004 and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 2005.

The Plan financial statements have been examined by Parente Randolph, LLC. A currently dated and manually signed written consent of Parente Randolph, LLC with respect to the Plan financial statements that relate to the fiscal year ended December 31, 2005 which consent is provided as a portion of Exhibit 1 to this annual report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A (the "Plan")

SKF USA Inc.
(Plan Administrator)

By ______________________
Brian J. Duffy
Treasurer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Audited financial statements for SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A,
23.1	Consent of Parente Randolph, LLC
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

PARENTERANDOLPH

The Power of Ideas

June 23, 2006

The Administration
SKF USA Inc. Pre-Tax Accumulation
of Capital for Employees Plan Single Plan A
1111 Adams Avenue
Norristown, PA 19403

Dear Administration:

We have audited the financial statements of SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the "Plan") as of and for the year ended December 31, 2005.

Our professional standards require that we communicate at least annually with you regarding all relationships between our Firm and the Plan that, in our professional judgment, may reasonably be thought to bear on our independence.

We are not aware of any relationships between our Firm and the Plan that, in our professional judgment, may reasonably be thought to bear on our independence which have occurred between June 10, 2005, the date of our last letter, through June 23, 2006.

We confirm that as of June 23, 2006, we are independent accountants with respect to the Plan, within the meaning of the Securities Acts administered by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

This report is intended solely for the use of the Board of Directors of SKF USA Inc. and management of the Plan and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Donna Massanova

Donna M. Massanova, CPA

an independent member of BAKER TILLY INTERNATIONAL

PARENTE RANDOLPH, LLC ACCOUNTANTS & CONSULTANTS TWO PENN CENTER PLAZA, SUITE 1800 PHILADELPHIA, PA 19102-1725
(P) 215.972.0701 (F) 215.563.4925 www.parentenet.com

PARENTE RANDOLPH

The Power of Ideas

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-42942 of Aktiebolaget SKF on Form S-8 of our report dated June 2, 2006, appearing in this Annual Report on Form 11-K of SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A for the year ended December 31, 2005.

Parente Randolph, LLC

Philadelphia, Pennsylvania
June 26, 2006

Exhibit 99.1

STATEMENT IN ACCORDANCE WITH 18 U.S.C. SECTION 1350, AS ENACTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 11-K (the "Annual Report") of the SKF USA Inc. Pre-tax Accumulation of Capital for Employees Single Plan A (the "Plan") for the year ended December 31, 2005 and pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned hereby certifies, as Treasurer of SKF USA Inc. and the Plan Administrator, based on his knowledge that:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));

and

2. The information contained in the Annual Report fairly represents, in all material respects, the financial condition and results of operations of the Plan.

SKF USA INC. PRE-TAX ACUMULATION OF CAPITAL FOR EMPLOYEES SINGLE PLAN A

By: SKF USA INC.,
Plan Administrator

By: [signature]
Brian J. Duffy
Treasurer

Dated: June 26, 2006

Because the Plan is not a corporate issuer, the statements in paragraph 2 above (which are in the form required by 18 U.S.C. Section 1350) refer to the financial condition of the Plan at December 31, 2005, and changes in net assets of the Plan for the year ended December 31, 2005.

A signed original of this written statement has been provided to the Plan administrator and will be retained by the Plan administrator and furnished to the Securities and Exchange Commission or its staff upon request.

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL FOR EMPLOYEES PLAN SINGLE PLAN A

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004
&
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
&
SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator
SKF USA Inc. Pre-Tax Accumulation of
Capital for Employees Plan Single Plan A:

We have audited the accompanying statement of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Philadelphia, Pennsylvania
June 2, 2006

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments, at fair value	$ 232,506,735	$ 214,365,781
Employer contributions receivable	97,171	83,778
Total assets	232,603,906	214,449,559
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 232,603,906	$ 214,449,559

See Notes to Financial Statements

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest and dividends	$ 8,840,230	$ 5,079,462
Net appreciation in fair value of investments	6,916,539	17,350,234
Investment income	15,756,769	22,429,696
Contributions:		
Participant	11,767,559	10,742,654
Employer	3,444,864	3,290,810
Total contributions	15,212,423	14,033,464
Transfers from SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B	167,444	5,980,891
Total additions	31,136,636	42,444,051
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefits paid to participants	12,786,403	9,477,300
Transfers to SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B and other deductions	195,886	7,264
Total deductions	12,982,289	9,484,564
Net increase	18,154,347	32,959,487
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	214,449,559	181,490,072
End of year	$ 232,603,906	$ 214,449,559

See Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following description of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan that commenced January 1, 1985, covering all salaried and nonunion employees of SKF USA Inc. (the "Company") except for those production workers employed in the following locations who are included in the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B: SKF/MRC Colebrook Plant, SKF/MRC Gainesville Plant, SKF Aiken Plant, Seals Division Warehouse, Roller Bearing Industries (RBI) and SKF/Twenty Century Machine Division employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective March 30, 2005, the equity holding in the SKF USA Stock Fund was converted from AB SKF "B" share American Depository Receipts, traded over the counter in the United States, to AB SKF "B" shares, traded on the Stockholm, Sweden stock exchange.

Effective March 30, 2005, certain investment options were removed from the participant Plan investment option list and others were added. The balances in the eliminated funds were mapped to other Vanguard funds in the revised fund investment option list.

The following funds were added to list of participant Plan investment options:

New Funds Added:

Vanguard Target Retirement Fund 2045
Vanguard Target Retirement Fund 2035
Vanguard Target Retirement Fund 2025
Vanguard Target Retirement Fund 2015
Vanguard Target Retirement Fund 2005
Vanguard Target Retirement Fund
Vanguard Growth Equity Fund
Vanguard Developed Market Index Fund
Vanguard 500 Index Fund
Vanguard Mid-Capital Index Fund
PIMCO Total Return Fund - Institutional
Scudder RREEFF Real Estate Secs-1
ABN AMRO Mid-Capital N Fund
Schroder US Opportunities Fund

Effective in October 14, 2005, the employee balances of the Magnetic Corporation 401(k) Plan were transferred into the Plan. These balances totaled $153,334 and are included in participant contributions on the statement of changes in net assets for the year ended December 31, 2005.

Effective May 1, 2005 the maximum participants' deferral rate increased from 30% to 50% and participants may contribute in increments of 1/10 of 1% that was formerly in whole percent increments.

Effective January 1, 2004, certain balances of the 20th Century Machine Company Profit Sharing and Deferred Salary Plan were transferred into the Plan and are shown as asset transfers from other Plan sponsor qualified plans in the statement of changes in net assets available for benefits for the year ended December 31, 2004.

CONTRIBUTIONS

Each year, participants may contribute 2% to 50% of pre-tax annual compensation, as defined by the Plan. Participants may also transfer amounts representing eligible distributions from other qualified plans. The Company matches 50% on the first 6% of certain employee contributions except for employees of Erin Engineering and Research Company Inc. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers nineteen mutual funds, a common/collective trust and AB SKF Company Stock Fund as investment options for participants. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the participant's share of the Company's contribution, and an allocation of Plan earnings, which is based on the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their voluntary contributions, matching Company contributions, if applicable, and actual earnings thereon. Gilman participants are immediately vested in their voluntary and Company matching contributions and earnings thereon. Gilman pre-January 1, 2001, Company contributions and actual earnings thereon are subject to graduated vesting with 100% vesting after seven years of service. Gilman post-January 1, 2001 Company contributions are 100% vested after five years of vesting service. TCM pre-January 1, 2004 Company discretionary contributions are subject to graduated vesting at 20% per year with full 100% after 5 years of service. TCM post-January 1, 2004 Company discretionary contributions are 100% vested after five years of service.

PAYMENT OF BENEFITS

In event of death, disability resulting in termination or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the vested interest in the participant's account, roll over the amount into an IRA or other qualified plan, or leave the balance in the Plan until normal retirement (age 65), if the balance is greater than $5,000. The Plan provides that under certain restricted conditions, participants may withdraw their account balance or portion thereof without penalty in accordance with the Internal Revenue Code.

PARTICIPANT LOANS

Participants may borrow from their investment fund accounts, a minimum $1,000 up a maximum of 50% of their vested account balance or $50,000, whichever is less. A fixed rate of interest adjusted monthly is determined by the prime rate of interest plus 1% (ranging from 5.00% to 10.5% at December 31, 2005 and 5.00% to 10.5% at December 31, 2004) as published on the first of the month in the Wall Street Journal. Interest payments are credited to the participant's account when received. Loans are secured by the balance in the participant's account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust is carried at contract value, which represents contributions made plus interest accrued at the contract rate. However, Plan management and the Vanguard Group believe that the fair value of the trust approximates contract value. The credited interest rates were 4.05% and 3.93% for the years ended December 31, 2005 and 2004, respectively. The average yields for the plan years 2005 and 2004 were 3.99% and 3.88%, respectively.

Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The AB SKF Stock Fund and the AB SKF ADR Fund are valued based on the quoted market price of the shares of AB SKF's unrestricted "B" stock. Loans to participants are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participant's earnings. Matching contributions are recorded in the same period. Annual Company contributions for a Plan Year are recorded annually after the close of the Plan Year and are reported as contributions receivable. The annual Company contribution was $97,171 and $83,778 for the years ended December 31, 2005 and 2004 respectively, which includes a discretionary company contribution for TCM employees of $16,008 for the year ended December 31, 2005.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

FORFEITURES

When a certain termination of participation occur, the non-vested portion of the participant's account, as defined, represents a forfeiture. Company contributions that are forfeited are used to reduce the amount of future Company contributions. Company contributions were reduced by $26,210 and $1,065 for 2005 and 2004, respectively, from forfeited nonvested accounts. At December 31, 2005, available forfeited nonvested accounts totaled $55,112 which may be used to reduce future Company contributions.

3. INVESTMENTS

The following presents investments that are greater than 5% or more of the Plans net assets at December 31:

	2005	2004
Common/Collective Trust:		
Vanguard Retirement Savings Trust	$40,034,499	$33,614,362
Mutual funds:		
Vanguard Wellington Fund	30,791,604	28,806,098
Vanguard Windsor Fund	-	46,424,227
Vanguard PRIMECAP Fund	52,633,191	48,448,352
Vanguard U.S. Growth Fund	-	10,948,371
Vanguard Windsor II Fund	52,168,783	-

During 2005 and 2004, the Plan's investments (including gains and losses on investments brought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual funds	$4,569,035	$16,524,190
AB SKF ADR Fund and SKF Stock Fund	2,347,504	826,044
Total	$6,916,539	$17,350,234

4. ADMINISTRATION OF THE PLAN

The Company has been designated as the Plan Administrator of the Plan for ERISA purposes. The Board of Directors of the Company has appointed the Vanguard Fiduciary Trust Company as trustee of the Plan and to provide certain record-keeping services.

The Company pays all administrative expenses of the Plan, except for individual loan fees, which are paid by the participant obtaining the loan.

Certain Plan administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant Company contributions become 100% vested in accordance with ERISA provisions.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated March 13, 2001, that the Plan is designed in accordance with applicable sections of the *Internal Revenue Code (IRC)*. Although the Plan has been amended since receiving the determination letter, the Plan administrators and tax counsel believe that the Plan is designed and is currently being operated in accordance with the applicable requirements of the *Internal Revenue Code*. As a result, the Plan is qualified and the trust is exempt from taxes.

7. RELATED PARTIES

Certain Plan investments are shares of mutual funds and a common/collective trust managed by the Vanguard Group. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in AB SKF Stock (Company stock) and certain other mutual funds managed by other registered mutual fund companies (ABN AMRO, PIMCO, Schroder, and Scudder.

8. SUBSEQUENT EVENTS

On June 29, 2005, the Company announced the subsequent closing of two of its manufacturing facilities over the next 18 months, Springfield, South Dakota and Aiken, South Carolina. These closures will not significantly impact the number of employees eligible to participate in the Plan.

Effective January 1, 2006, ERIN employees who participate in the Plan shall be eligible to receive matching contributions.

SKF USA INC. PACE PLAN B
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

EIN: 23-1043740 PLAN NUMBER: 005
SCHEDULE H. LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION OF INVESTMENT	(d) COST	(e) CURRENT VALUE
*	Mutual Funds	ABN AMRO:Mid Capital Fund	$ 226,234	$ 228,192
*	Mutual Funds	PIMCO Total Return Bond	509,394	499,939
*	Mutual Funds	Schroder U.S. Opportunities	415,280	436,275
*	Mutual Funds	DWS-RREEF Real Estate Securities Fund	760,675	747,398
*	Mutual Funds	Vanguard 500 Index Fund	522,338	546,577
*	Mutual Funds	Vanguard Developed Markets Index Fund	6,974,248	7,710,092
*	Mutual Funds	Vanguard Growth Equity Fund	9,633,237	10,863,552
*	Mutual Funds	Vanguard Mid-Capital Index Fund	1,891,430	2,014,722
*	Mutual Funds	Vanguard PRIMECAP Fund	42,827,780	52,633,191
*	Mutual Funds	Vanguard Small-Capital Index Investment	5,765,408	7,283,739
*	Mutual Funds	Vanguard Target Retirement 2005	926,806	928,497
*	Mutual Funds	Vanguard Target Retirement 2015	3,908,338	3,981,349
*	Mutual Funds	Vanguard Target Retirement 2025	1,204,650	1,233,728
*	Mutual Funds	Vanguard Target Retirement 2035	1,031,720	1,084,091
*	Mutual Funds	Vanguard Target Retirement 2045	273,489	285,153
*	Mutual Funds	Vanguard Target Retirement Income Fund	61,915	61,496
*	Mutual Funds	Vanguard Total Bond Market Index	6,846,287	6,746,721
*	Mutual Funds	Vanguard Wellington Fund	28,042,123	30,791,604
*	Mutual Funds	Vanguard Windsor II Fund	50,622,347	52,168,783
*	Common/Collective Trust	Vanguard Retirement Savings Trust	40,034,499	40,034,499
*	Company Stock Fund	AB SKF Stock Fund	4,538,847	9,157,803
*	Participant Loans	Loan Fund (Interest rates from 5% to 10.5%)	0	3,069,334
		Total Investments	$ 207,017,045	$ 232,506,735

* Party in Interest as defined by ERISA